02040410

RECD S.E.C.

JUL 8 - 2002

1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 8, 2002

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

ARM Holdings plc

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

ARM Holdings plc

INDEX TO EXHIBITS

<u>Item</u>

1. Press release dated June 18, 2002
2. Section 198 Notification dated June 18, 2002
3. Press release dated June 24, 2002
4. Notification dated June 27, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM Holdings plc

By:
Name: Tim Score
Title: Chief Financial Officer

Date: July 8, 2002

Item 1

ARM EXTENDS PRIMEXSYS FAMILY WITH INTRODUCTION OF DUAL CORE PLATFORM FOR NETWORKING APPLICATIONS

Growing requirement for embedded platform solutions drives evolution of ARM's PrimeXsys technologies

CAMBRIDGE, UK — June 18, 2002 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions today announced the launch of the ARM PrimeXsys™ Dual Core Platform. The ARM PrimeXsys Dual Core Platform is the latest product in the PrimeXsys platform family and has been designed specifically for networking applications that benefit from ARM's low-power, high-performance design.

The PrimeXsys Dual Core Platform has been specifically developed for applications such as Customer Premises Equipment (CPE) and consumer networking applications like cable modems, xDSL modems, WLAN access points, and SOHO routers and switches. The performance and flexibility of the ARM PrimeXsys Dual Core Platform enables the effective performance of the device to be increased without the normally required MHz increase and associated power and heat consequences. Therefore, it is ideally suited to low-end infrastructure equipment including central office integrated access devices, access routers and switches, and low- to mid-sized enterprise infrastructure equipment.

"A key factor of the ARM PrimeXsys solution is the methodology that enables it to be extended for product differentiation while continuing to meet the basic functional requirements of the specific application," said Bruce Beckloff, Networking segment manager, ARM. "By incorporating the ARM PrimeXsys Dual Core Platform into their solutions, developers can concentrate on the integration of their own high-value IP and be flexible enough to meet the rapidly changing technology requirements of the networking market."

The ARM PrimeXsys solution provides a foundation for open architecture platforms that offer developers integrated building blocks that lower development risks by delivering pre-validated, application targeted, hardware sub-systems, along with all relevant application software and a wide range of operating system (OS) ports. By providing the basic foundation of a system, the ARM PrimeXsys platform enables immediate and parallel development on the chosen OS and additional application software to take place, while the validation and simultaneous creation of the actual silicon is underway, thereby significantly reducing time-to-market for the end product.

The Dual Core Platform also contains single- and multi-core debugging capability and real-time trace options, further reducing time-to-market, while its standard and scalable SoC infrastructure provides a high level of reusability to the developer.

"The evolution in the networking industry is resulting in the constant improvement of standards and protocols," said Markus Levy, senior analyst of the Microprocessor Report and EEMBC president. "The ARM PrimeXsys Dual Core Plaftform will not only give the silicon developer the required flexibility and reusability for this market, but also provides the basic building blocks to overcome the hurdles of the SoC development process."

Pricing and Availability

The PrimeXsys Dual Core Platform is available for licensing from ARM now, with product available in early Q4 2002.

About PrimeXsys Platforms

The ARM PrimeXsys solution provides the standard framework for the creation and delivery of leading-edge digital devices, by providing a licensable, extendable product comprising hardware, software and integration methodology tools.

At the heart of the ARM PrimeXsys solution is a generic base hardware platform that defines the CPU's application focus, the standard operating system (OS) peripheral blocks, and the interconnection fabric that enables the integration of additional functionality to fully characterize the desired final product.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

- ends -

Item 2

198/90/I

To: ARM Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ
England

Date: 18 June 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (1,014,767,176 shares outstanding)

Number of shares in which the Companies have an interest:

142,109,653

Name(s) of registered holder(s):

See Schedule B

As of 18 June 2002

ARM Holdings plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**142,109,653**	**14.00%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	51,586,197.00	5.08%
• Capital International Limited	52,895,478.00	5.21%
• Capital International S.A.	15,666,242.00	1.54%
• Capital International, Inc.	961,736.00	0.09%
• Capital Research and Management Company	21,000,000.00	2.07%

Schedule A

Schedule of holdings in ARM Holdings plc
As of 18 June 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	7,788,200
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,083,617
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	20,951,472
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	383,500
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	8,580,308
Cede & Co. 55 Water Street New York, NY 10006	414,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,506,300
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,212,700

Citibank London 11 Old Jewry London EC2R 8D8 UK	815,900
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	7,060,300
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	18,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	100,600
State Street Bank & Trust Co.	76,500
Citibank NA Toronto	34,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	23,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	54,400
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	481,000

Clydesdale Bank plc		1,800
	TOTAL	**51,586,197**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,916,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	7,740,773
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	11,970,200
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	591,800
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEl 0HH	11,060,600
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	423,200
Citibank London 11 Old Jewry London EC2R 8DB UK	360,700
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	1,033,100

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	9,151,881
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	156,300
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	624,800
State Street Bank & Trust Co.	851,700
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	273,800
Citibank NA Toronto	90,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,729,380
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	2,630,300
Northern Trust AVFC South Africa	409,400

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	174,944
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	538,400
Bank One London	898,900
Clydesdale Bank plc	268,700
TOTAL	**52,895,478**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	97,500
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	315,500
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,443,002
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	141,900
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	1,184,400
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	349,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	238,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	70,900

Morgan Stanley	55,100
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	4,084,500
State Street Bank & Trust Co.	250,300
National Westminster Bank	764,800
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	209,900
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	312,700
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	116,600
Citibank NA Toronto	31,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,020,300

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	979,640
TOTAL	**15,666,242**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	288,900
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	291,100
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	119,310
State Street Bank & Trust Co.	262,426
TOTAL	961,736

Capital Research and Management Company

Registered Name	Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	21,000,000
TOTAL	21,000,000

Item 3

Chartered
semiconductor manufacturing

CHARTERED JOINS ARM FOUNDRY PROGRAM FOR MULTI-CORE MANUFACTURING

Licensing agreement accelerates access to ARM 32-bit cores on Chartered's semiconductor manufacturing processes

MILPITAS, Calif., US and CAMBRIDGE, UK – June 24, 2002 – Chartered Semiconductor Manufacturing [(Nasdaq: CHRT); (SGX-ST: Chartered)], one of the world's top three semiconductor foundries, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, today announced that Chartered has joined the ARM Foundry Program. Through the Program, Chartered has licensed the ARM7TDMI® core and the ARM946E™ core, two of the most popular 32-bit RISC ARM® microprocessors, on processes ranging from 0.25 micron to 90 nanometer. This agreement also enables Chartered to have access to the ARM1022E™ core for future designs.

Additionally, Chartered announced that the ARM cores will be used as part of the development and qualification of their product solutions. As the first foundry to announce the use of ARM cores as qualification vehicles, ARM cores will be silicon-validated on technologies from Chartered ahead of customer engagement, speeding time-to-market, and lowering risk in today's competitive system-on-chip (SoC) semiconductor market.

"Bringing Chartered Semiconductor on board as an ARM approved foundry further demonstrates our commitment to expanding the choices available in the ARM Foundry Program," said Bryn Parry, general manager, IP Products, ARM. "Chartered's renowned expertise in mixed-signal manufacturing will be extremely valuable to our Partners in key convergence application markets, where our cores have established themselves as integral to a wide variety of successful products."

Total Product Solutions Approach to SoC

The relationship with ARM underscores Chartered's "total product solutions" approach, which provides customers access to the key blocks required to develop SoC products. These blocks include leading edge and mainstream manufacturing technologies, as well as advanced design kits consisting of standard cell and input/output (I/O) libraries, and third-party intellectual property (IP) components and mixed-signal process design kits (PDK).

Chartered has successfully built designs with ARM cores on various process technology nodes for multiple customers who have a full implementation ARM license. This agreement provides ARM Partners in the Foundry Program with access to the same cost effective, silicon processes at Chartered. This access, along with having the ARM cores silicon proven, provides a time-saving and lower cost approach for processor-based designs to be manufactured at Chartered.

"Adding silicon-proven ARM cores to our SoC product solutions is an important step for Chartered's IP access strategy that provides companies with greater flexibility and freedom of choice in their system solutions," said Michael Buehler-Garcia, vice president of Business Development and Worldwide Marketing at Chartered. "This type of licensing agreement also reduces the barriers to entry that often hinder companies from being able to take advantage of the powerful capabilities of ARM microprocessor technology, and provides broader access to the critical building blocks needed to develop new devices for the converging communications, computing and consumer electronics markets."

The ARM7TDMI core delivers exceptional 32/16-bit code density and super low-power consumption, while the ARM946E core includes ARM DSP extensions and Harvard caches for high-performance embedded applications.

Today's announcement builds upon the recent series of IP initiatives by Chartered with the Virtual Component Exchange, Unive and Fujitsu Digital Technologies focused on ensuring open access to "hardened" mixed-signal and analog IP. These efforts are now complemented with early access to ARM cores for Chartered's most advanced semiconductor processes.

Availability

Design kits for Chartered processes will be available beginning this month for the ARM7TDMI core and for the ARM946E core in the third quarter 2002.

About Chartered

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer applications. In Singapore, Chartered operates five fabrication facilities and has a sixth fab in the process of being developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST: CHARTERED). Chartered's 4,000 employees are based at 12 locations around the world. Information about Chartered can be found at www.charteredsemi.com.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

About the ARM Foundry Program

The ARM Foundry Program is an innovative business model that enables original equipment manufacturers (OEMs) in emerging markets to gain access to ARM processor technology for use in the design and manufacture of advanced system-on-chip (SoC) solutions. There are currently 40 Partners in the Foundry Program, which was launched in 2000. ARM now offers the ARM7TDMI core, the ARM922T™ core, the ARM946E core and the ARM1022E core through the Program.

The Foundry Program offers a flexible partnership model that accelerates the time-to-market for ARM core-based designs and enables OEMs, which do not have access to fabrication facilities, to work directly with an approved ARM semiconductor foundry. Unlike a traditional ARM license, where a licensee gains both manufacturing and design rights, the ARM Foundry Program builds a three-way Partnership between ARM, an approved silicon foundry, and an OEM.

ENDS

Media Contacts:

Chartered Singapore:
Maggie Tan
+65.6360.4705
tanmaggie@charteredsemi.com

For Chartered:
Laurie Stanley
Wired Island, Ltd.
+1.510.656.0999
laurie@wiredislandpr.com

For ARM:
Michelle Spencer
+44 1628 427780
michelle.spencer@arm.com

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements on future areas of collaboration with ARM and customer benefits from our collaboration with ARM, reflect our current views with respect to future events, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications segments; economic conditions in the United States as well as globally; customer demands and the successful implementation of our partnership, technology and supply alliances. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 4

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
Arm Holdings Plc
110 Fulbourn Road
Cambridge
CB1 9NJ

27 June 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

ARM HOLDINGS PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 25 June 2002 we acquired an interest in the shares that resulted in our holding a total of 54,506,877 shares. This is due to our holding 32,093,385 ordinary shares and 7,471,164 American Depository Receipts (equivalent to 22,413,492 ordinary shares) being approximately 5.35% of the issued share capital of the Company.

We have transferred from time to time 33,772,962 shares to a third party on terms which gives us the right to require the return of an equivalent number of shares. Accordingly, our interest in 33.772,962 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours faithfully,

Robin Greenwood
Law Division